February 7, 2014

Mr. John Dana Brown
Attorney Advisor
Division of Corporation Finance
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Telephone Number: (202) 551-3589

Re:          OverNear, Inc.
Amendment No. 3 to Registration Statement on Form S-1
Filed January 10, 2014
File No. 333-188565

Dear Mr. Brown:

Set forth below are the responses of OverNear, Inc., formerly known as Awesome Living, Inc. (the “Company”), to the comments received from the staff (“Staff”) of the Securities and Exchange Commission (the “Commission”) in the letter dated January 24, 2014, relating to the above referenced Amendment No. 3 to Form S-1 Registration Statement.  We have reproduced the Staff’s comments for your convenience and have followed each comment with our response.  References in this letter to “we,” “our,” or “us” mean the Company or its advisors, as the context may require.

Direct Offering Prospectus

Summary

Summary Timing and Estimated Costs of Implementing Business Plan

1.           Please remove references to other means as “cost effective and powerful” unless you have objectively substantiated such claims.  Please make similar revisions throughout the registration statement.

RESPONSE:

The Company has updated the Registration Statement as you have requested.

John Dana Brown
Securities and Exchange Commission
February 7, 2014

Description of Property

2.           You state “[w]e also lease an office in an executive suite” and “[w]e lease this office from Regus Management Group, LLC.”  Please revise the discussion to make it clear whether you are still using the office space from Regus Management Group, LLC, and if so for how much longer.  Please make similar changes throughout the registration statement.

RESPONSE:

The Company has revised the disclosure in the amended Registration Statement to make clear that the Company ceased using the above referenced office space after October 2013.

Exhibit 5.1

3.           Please revise the first paragraph to clarify that counsel is also opining upon the 105,589 shares being registered to allow for rounding in connection with the spin- off.  We note that the sum of all shares being registered in the registration statement equals 27,084,485.

RESPONSE:

The opinion from the Company’s counsel has been revised and clarified in the amended filing.

4.           Please revise assumption (iv) in the first paragraph on page two to clarify that counsel’s assumption is not in reference to the registrant’s Articles of Incorporation that are currently in effect.

RESPONSE:

The opinion from the Company’s counsel has been revised and clarified in the amended filing.

5.           Please revise to file a signed and dated legality opinion as an exhibit prior to effectiveness.

RESPONSE:

A final signed and dated version of the opinion has been included in the revised Registration Statement.

Sincerely,
OVERNEAR, INC.
/s/ Fred E. Tannous
Fred E. Tannous Chief Executive Officer